

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 14, 2009

Mr. Stephen Pearce
Chief Financial Officer
Golden Goliath Resources Ltd.
675 West Hastings Street #711
Vancouver, British Columbia
Canada V6B 1N2

> **Re: Golden Goliath Resources Ltd.**
> **Form 20-F for Fiscal Year Ended August 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-31204**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Pearce
Golden Goliath Resources Ltd.
May 14, 2009
Page 2

Form 20-F For the Fiscal Year Ended August 31, 2008

Controls and Procedures, page 58

1.   We note from your disclosure that management has not conducted an evaluation
        nor provided an assessment of internal control over financial reporting as of
        August 31, 2008. Since you were required to file or filed an annual report for the
        prior fiscal year, it appears you are required to report on your management's
        assessment of internal control over financial reporting.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting. In performing your evaluation, you may find the following documents
        helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's*
            Report on Internal Control Over Financial Reporting (Securities Act Release
            8809/Financial Reporting Release 76). You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's*
            Report on Internal Control Over Financial Reporting Under Section 13(a) or
            15(d) of the Securities Exchange Act of 1934 (Securities Act Release
            8010/Financial Reporting Release 77). You can find this release at
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            (http://www.sec.gov/info/smallbus/404guide.shtml).

        In addition, please consider whether management's failure to perform or complete
        its report on internal control over financial reporting impacts its conclusions
        regarding the effectiveness of your disclosure controls and procedures *as of the*
        end of the fiscal year covered by the report and revise your disclosure as
        appropriate.

        Finally, we note that you filed your Principal Executive Officer and Principal
        Financial Officer certifications under Item 19 of Form 20-F. Please revise these
        certifications to include the introductory language of paragraph 4, as set forth in
        Exhibit Instruction 12.

Engineering Comments

Fourth Quarter, page 20

2.   We note your reference to Comstock Capital, which optioned your Corona property, completed an N I 43-101 technical report by A.C.A. Howe International Limited, and filed this report with the TSX Venture Exchange. Please provide as an exhibit, a copy of this option agreement and clarify whether Comstock Capital or Comstock Metals is the parent company or a subsidiary of another company. In addition, supplementally explain why a company not listed in the Toronto Stock Exchange would be required to file technical reports with the exchange or on SEDAR.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant